UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Kona Grill, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
50047H201
(CUSIP Number)
Berke Bakay
c/o BBS Capital Management, LP
4975 Preston Park Boulevard, Suite 775W
Plano, Texas 75093
Tel. No.: (972) 985-2190
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Barry Y. Greenberg
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
June 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS BBS Capital Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		820,462

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		820,462

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	820,462

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS BBS Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		820,462

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		820,462

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	820,462

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS BBS Capital GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		820,462

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		820,462

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	820,462

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS BBS Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		820,462

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		820,462

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	820,462

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS Berke Bakay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		820,462

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		820,462

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	820,462

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
This Schedule 13D is being filed on behalf of BBS Capital Fund, LP, BBS Capital Management, LP, BBS Capital GP, LP, BBS Capital, LLC and Berke Bakay relating to shares of common stock of Kona Grill, Inc. The above persons, except BBS Capital GP, LP, previously filed a Statement of Beneficial Ownership on Schedule 13G on January 9, 2009.
Item 1. Security and Issuer
This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Kona Grill, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer is 750 East Camelback Road, Suite 220, Scottsdale, Arizona 85251.
Item 2. Identity and Background
This statement is filed by: (a) BBS Capital Fund, LP, a Delaware limited partnership (the “Fund”), (b) BBS Capital Management, LP, a Texas limited partnership which serves as the investment manager of the Fund (“BBS Management”), (c) BBS Capital GP, LP, a Texas limited partnership which serves as the general partner of the Fund (“BBS GP”), (d) BBS Capital, LLC, a Texas limited liability company which serves as the general partner of BBS Management and BBS GP (“BBS Capital”), and (e) Berke Bakay, the manager and principal of BBS Capital and a citizen of the United States (together with the Fund, BBS Management, BBS GP, and BBS Capital, the “Reporting Persons”).
The Fund is a collective investment vehicle. BBS Management is primarily engaged in the business of acting as the investment manager of the Fund. BBS GP is primarily engaged in the business of acting as the general partner of the Fund. BBS Capital is primarily engaged in the business of serving as the general partner of BBS Management and BBS GP. The principal occupations of Berke Bakay are investment management and acting as the manager of BBS Capital.
Each of the Reporting Persons has its principal business office and receives its mail at 4975 Preston Park Boulevard, Suite 775W, Plano, Texas 75093.
None of the Reporting Persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds
The Reporting Persons, in the aggregate, have invested $1,828,527.42 in the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of the Fund. The Fund holds its shares of Common Stock through a margin account with Jefferies & Company, Inc. but does not currently use any margin.
Item 4. Purpose of the Transaction
The Reporting Persons originally acquired the shares of Common Stock for investment purposes and have reported such ownership on a Schedule 13G. In light of a recently announced proposal by Mill Road Capital L.P. to acquire the Issuer, the Reporting Persons are converting their Schedule 13G to this Schedule 13D as they intend to discuss that proposed transaction and possibly other matters with the Issuer’s board of directors (the “Board”) and may also discuss the proposed transaction and other matters with other stockholders. In addition, the Reporting Persons intend to suggest Mr. Bakay as a candidate to fill the current vacancy on the Board in response to the Issuer’s ongoing search for “an additional independent outside director” as announced in the Issuer’s press release dated June 8, 2009. The Reporting Persons believe that it is important to have a significant beneficial owner of the Issuer’s Common Stock, such as Mr. Bakay (currently a 9.0% beneficial owner), represent the interests of the stockholders in the current environment.
The Reporting Persons intend to engage in communications with the Issuer and one or more officers, directors or representatives of the Issuer, and may in the future engage in communications with one or more stockholders of the Issuer and other relevant parties, regarding the Issuer, which may include, but not be limited to, its operations, its business strategies, its capital structure, its strategic direction and alternatives, the composition of the Board and management, and related topics. As part of such communications, the Reporting Persons may advocate one or more positions.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and reserve the right to acquire additional securities or dispose of, or sell short, securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of the Reporting Persons’ general investment and trading policies, market conditions, the availability of shares of Common Stock or other factors. The Reporting Persons also may, at any time and from time to time, change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a) The Fund is the beneficial owner of the 820,462 shares of Common Stock it beneficially holds, which represents 9.0% of the Issuer’s outstanding shares of Common Stock. BBS Management, BBS GP, BBS Capital and Berke Bakay are each the beneficial owners of the 820,462 shares of Common Stock held by the Fund, which represents 9.0% of the Issuer’s outstanding shares of Common Stock.
(b) The Fund has the sole power to vote and dispose of the 820,462 shares of Common Stock it holds. BBS Management, as the investment manager of the Fund, has the shared power to vote and dispose of the 820,462 shares of Common Stock held by the Fund. BBS GP, as the general partner of the Fund, has the shared power to vote and dispose of the 820,462 shares of Common Stock held by the Fund. BBS Capital, as the general partner of BBS Management and

BBS GP, has the shared power to vote and dispose of the 820,462 shares of Common Stock held by the Fund; and Berke Bakay, as the manager of BBS Capital, has the shared power to vote and dispose of the 820,462 shares of Common Stock held by the Fund.
(c) The table below lists all transactions in the Common Stock during the past sixty (60) days by the Fund, and, through the above relationships, the other Reporting Persons.

Date	Shares Purchased/ (Sold)	Price Per Share		Total Cost
6/5/2009	205,794	$1.35	[1]	$277,822
6/10/2009	50,000	$3.74	[2]	$187,045
6/12/2009	40,182	$1.35	[3]	$54,246
6/12/2009	10,000	$2.29	[4]	$22,900
(d) Not Applicable.
(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1. Joint Filing Agreement dated June 17, 2009, among the Reporting Persons.

[1]	Purchased through participation in the rights offering.

[2]	Purchased through open market transactions, and price includes commissions.

[3]	Purchased through participation in the rights offering.

[4]	Purchased through exercise of warrants (which did not result in a change of beneficial ownership).

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: June 17, 2009

BBS Capital Fund, LP
By:	BBS Capital GP, LP, its general partner

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

BBS Capital Management, LP
By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

BBS Capital GP, LP
By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

BBS Capital, LLC
By:	/s/ Berke Bakay
	Name:	Berke Bakay
	Title:	Manager

/s/ Berke Bakay
Berke Bakay

Exhibit Index

Exhibit
No.	Description

99.1.	Joint Filing Agreement dated June 17, 2009, among the Reporting Persons.